FORM 3

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              INITIAL STATEMENT OF
                       BENEFICIAL OWNERSHIP OF SECURITIES

                Filed pursuant to Section 16(a) of the Securities
                Exchange Act of 1934, Section 17(a) of the Public
                     Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

1.       Name and Address of Reporting Person:
         America Online, Inc.
         22000 AOL Way
         Dulles, Virginia  20166-9323

2.       Date of Event Requiring Statement (Month/Day/Year):
         February 1, 1999

3.       IRS Identification Number of Reporting Person if an Entity (Voluntary):
         54-1322110

4.       Issuer Name and Ticker or Trading Symbol:
         MovieFone, Inc. (MOFN)

5.       Relationship of Reporting Person(s) to Issuer (Check All Applicable):
         __ Director
         __ 10% Owner
         __ Officer (Give Title Below)
         __ Other (Specify Title Below)

6.       If Amendment, Date of Original (Month/Day/Year):
         N/A

7.       Individual or Joint/Group Filing (Check Applicable Line):
         __ Form Filed By One Reporting Person
         __ Form Filed By More Than One Reporting Person

             Table I - Non-Derivative Securities Beneficially Owned
                                      None


               Table II - Derivative Securities Beneficially Owned (i.e., Puts, Calls, Warrants, Options, Convertible Securities)

1.       Title of Derivative Security:
         Option to purchase Class A Common Stock.

2.       Date Exercisable and Expiration Date (Month/Day/Year):
                (1)                                  (2)
         ------------------                   ------------------
         Date Exercisable                      Expiration Date

1.       Title and Amount of Securities Underlying Derivative Security:
         Class A Common Stock
         par value $0.01 per share                 6,186,762
         --------------------                 ------------------
                Title                       Amount or Number of Shares

1.       Conversion or Exercise Price of Derivative Security:
         $29.25

2.       Ownership Form of Derivative Security: Direct (D) or Indirect (I):
         D

3.       Nature of Indirect Beneficial Ownership:
         N/A

EXPLANATION OF RESPONSES:*

(1) As an inducement for America Online, Inc. ("AOL") to enter into an Agreement and Plan of Merger (the "Merger Agreement") with MovieFone, Inc. ("MovieFone"), AOL and MovieFone entered in a Stock Option Agreement (the "Option Agreement"), dated as of February 1, 1999, pursuant to which, among other things, MovieFone granted to AOL the option to purchase shares of Class A Common Stock of MovieFone ("MovieFone Class A Common Stock") described in Table II above (the "Option"). Upon the terms and subject to the conditions set forth in the Option Agreement, AOL may exercise the Option, in whole or in part, at any time and from time to time following the occurrence of certain events (each, a "Triggering Event"). In general, Triggering Events include: (i) the termination of the Merger Agreement if (a) the Board of Directors of MovieFone shall have
(1) failed to recommend approval and adoption of the Merger Agreement and the Merger by the stockholders of MovieFone, or withdrawn or modified, or proposed to withdraw or modify, in a manner adverse to AOL, its approval or recommendation of the Merger, the Merger Agreement or the transactions contemplated thereby, (2) failed to mail the Proxy Statement to MovieFone's stockholders within a reasonable period of time after the Proxy Statement shall be available for mailing or failed to include therein such approval and recommendation (including the recommendation that the stockholders of MovieFone vote in favor of the Merger); (3) made any recommendation with respect to any Acquisition Proposal other than a recommendation to reject such Acquisition Proposal, (4) upon a request by AOL, failed to reaffirm any such approval or recommendation, (5) taken any action prohibited by Section 4.2 ("Solicitation of Other Proposals") of the Merger Agreement, (6) entered into a definitive or binding agreement with respect to a Superior Proposal, (7) breached the Option Agreement in any material respect or (8) resolved or announced its intention to do any of the foregoing; or (b) a third party acquires 33% or more of outstanding shares of capital stock or other equity interests of MovieFone or any Material Subsidiary; and (ii) termination of the Merger Agreement if, at MovieFone's Stockholders' Meeting (including any adjournment or postponement thereof), the requisite vote of the stockholders of MovieFone shall not have been obtained and either (a) at the time of such termination or prior to the MovieFone Stockholders' Meeting there shall have been an Acquisition Proposal (whether or not such Acquisition Proposal or any inquiry, announcement or agreement relating to such Acquisition Proposal shall have been rejected or shall have been withdrawn prior to the time of such termination or of the MovieFone Stockholders' Meeting) or (b) MovieFone shall have entered into a binding agreement in connection with an Acquisition Proposal within twelve (12) months following termination of the Merger Agreement.

(2) The Option expires on the date which is one year from the occurrence of any Triggering Event if AOL does not provide written notice of exercise of the Option. In addition, the Option will terminate at the earliest of (i) the completion of the Merger, (ii) the termination of the Merger Agreement other than under circumstances which constitute, or potentially constitute (upon the occurrence of certain subsequent events as described in clause (ii)(b) of note
(1) above) a Triggering Event, (iii) the date eighteen (18) months after termination of the Merger Agreement under circumstances whereby the Option is not immediately, but is potentially (upon the occurrence of certain subsequent events as described in clause (ii)(b) of note (1) above), exercisable, provided that no Triggering Event has occurred.


/s/ J. Michael Kelly                        February 11, 1999
**SIGNATURE OF REPORTING PERSON             DATE


*Capitalized terms used in the Explanation of Responses but not defined therein have the respective meanings assigned to them in the Merger Agreement.

**INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).